Exhibit 99.1

[KeyBank Letterhead]

June 30, 2000

The Chase Manhattan Bank
Corporate Trust Office
Chase Manhattan Bank, Trustee
450 W. 33rd Street, 14th Floor
New York, NY 10001

Attention: Jeannie Chin

In accordance with Section 13.10 of the Standard Terms and Conditions of Agreement for AFG 1996-A Grantor Trust, AFG 1996-B Grantor Trust, AFG 1996-C Grantor Trust, and AFG 1996-D Grantor Trust. Key Bank USA, National Association, successor to AutoFinance Group, Inc., as Servicer, I hereby certify:

1.	A review of the activities of the Servicer during the period from July 1, 1999 to June 30, 2000, and of its performance under the Agreement has been made under my supervision, and

2.	To the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under the Agreements during such period.

Sincerely,

/s/ Michael R. Cavalco

Michael R. Cavalco
Vice President